Schedule 13G

Amendment No. 1

Name of Issuer:  AMX Corp.
Title of class of securities:  Common
Cusip number:  001801109


1.  Name of reporting person:  Rothschild/Pell Rudman
     IRS identification number:  52-0964693
4.  Citizenship:  Baltimore, MD USA
5.  sole voting power:  164700
6.  shared voting power:  0
7.  sole dispositive power:  164700
8.  shared dispositive power:  0
9.  aggregate amount beneficially owned be each reporting person:  164700
11.  percent of class represented by amount in row 9:  2.12
12:  type of reporting person:  IA

Item 1	(a)  name of issuer:  AMX Corp
    	(b)  address of issuers principal executive office:  	11995 Forestgate Dr
								Dallas, TX  75243
Item 2	(a)  name of person filing:  Rothschild/Pell Rudman
	(b)  address of principal business office:  	32 South Street
							Baltimore, MD  21202
	(c)  citizenship:  Baltimore, MD  21202
	(d)  title of class of securities:  common
	(e)  cusip number:  001801109
Item 4	(a)  amount beneficially owned:  164700
	(b)  percent of class:  2.12
	(c)  (i)  sole power to vote or to direct the vote:  164700
	      (ii)  shared power to vote or to direct the vote:  0
	     (iii)  sole power to dispose or to direct the disposition of: 164700
	     (iv)  shared power to dispose or to direct the disposition of:  0

This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

date:  2/17/98
Signature:  F. James Knittle
Name/Title:  F. James Knittle/Executive Vice President